FORM 5

[ ]     Check box if no longer
        subject to Section 16. Form 4
        or Form 5 obligations may
        continue.  SEE Instruction 1(b).
[ ]     Form 3 Holdings Reported
[X]     Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.      Name and Address of Reporting Person*
        Last: Chickering, Jr.  Street: 3420 Ocean Park Boulevard, Suite 1000
        First: John            City:   Santa Monica
        Middle: B.             State:  California      Zip:  90405

2.      Issuer Name and Ticker or Trading Symbol
        Veterinary Centers of America (VCAI)

3.      IRS or Social Security Number of Reporting Person (Voluntary)

4.      Statement for Month/Year
        December 1997

5.      If Amendment, Date of Original
        (Month/Year)
         02/98

6.      Relationship of Reporting Person to Issuer (Check all applicable)
        [X]      Director
        ---
        [ ]      10% Owner
        ---
        [ ]      Officer (give title below)
        ---
        [ ]      Other (specify below)
        ---


7.     Individual or Joint/Group Filing
       (Check applicable line)

          Form Filed by one Reporting Person
      ---
          Form Filed by more than one Reporting Person
      ---

                        TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security    2. Trans-    3. Transaction    4. Securities Acquired (A)    5. Amount of    6. Ownership    7. Nature of
   (Instr. 3)              action       Code              or Disposed of (D)            Securities      Form;           Indirect
                           Date         (Instr. 8)        (Instr. 3, 4 and 5)           Beneficially    Direct (D)      Beneficial
                           (Month/                                                      Owned at End    or Indirect     Ownership
                           Day/                           Amt.  (A) or   Price          of Issuer's     (I)             (Instr. 4)
                           Year)                                (D)                     Fiscal Year     (Instr. 4)
                                                                                        (Instr. 3
                                                                                        and 4)
     Common Stock        9-19-97             M         2,500   (A)    $4.68               0              D
     Common Stock        10-8-97             M         2,500   (A)    $4.68
     Common Stock        12-5-97             M         2,500   (A)    $7.56
     Common Stock        12-9-97             M         2,500   (A)    $7.56
     Common Stock        9-19-97             F         2,500   (D)    $14.68
     Common Stock        10-8-97             F         2,500   (D)    $16.05
     Common Stock        12-5-97             F         2,500   (D)    $11.67
     Common Stock        12-9-97             F         2,500   (D)    $11.88



If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                   (Print or Type Responses)                           (Over)

                                      TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
1.Title     2.Conver-   3.Trans-   4.Trans-    5.No. of   6.Date Exer-   7.Title and   8.Price   9.No. of  10.Owner-   11.Nature
  of          sion or     action     action      Deriv-     cisable        Amt. of       of        Deriv-     ship        of In-
  Deri-       Exercise    Date       Code        ative      and Ex-        Underly-      Deri-     ative      of Deri-    direct
  vative      Price of    (Month/    (Instr.8)   Securi-    piration       ing Secur-    vative    Securi-    vative      Benefi-
  Security    Deriva-     Day/                   ties Ac-   Date (Month/   ities         Security  ties       Security:   cial
  (Instr.3)   tive        Year)                  quired     Day/Year)      (Instr.3      (Instr.5) Benefi-    Direct(D)   Owner-
              Security                           (A) or                    and 4)                  cially     or Indi-    ship
                                                 Disposed                                          Owned      rect(I)     (Instr.
                                                 of (D)                                            at End     (Instr.4)   4)
                                                 (Instr.3                                          of Year
                                                 4, and 5)                                         (Instr.4)
                                                 (A)   (D)  Date  Expira-  Title  Amt or
                                                            Exer- tion            No. of
                                                            cis   Date            Shares
                                                            able

Stock Option   $12.625   11/30/97       A       5,000       (1)   11/30    Common  5,000            15,000         D
(right to buy)                                                    07       Stock

Stock Option   $4.68     9-19-97        M             2,500 11-2  10-2     Common  2,500
(right to buy)                                              94    03       Stock

Stock Option   $4.68     10-8-97        M             2,500 11-2  10-2     Common  2,500
(right to buy)                                              94    03       Stock

Stock Option   $7.56     12-5-97        M             2,500 12-1  11-1     Common  2,500
(right to buy)                                              95    04       Stock

Stock Option   $7.56     12-9-97        M             2,500 12-1  11-1     Common  2,500
(right to buy)                                              95    04       Stock

Stock Option   $12.375   2-19-97        D(2)          5,000 (3)   11-7     Common  5,000
(right to buy)                                                    05       Stock

Stock Option   $10.25    2-19-97        A       5,000       (3)   11-7     Common  5,000
(right to buy)                                                    05       Stock



Explanation of Responses:


(1) The options vest in 12 equal monthly installments beginning on 12-30-97.
(2)  Cancellation of option in connection with grant of replacement option.
(3) The reported transaction involved the repricing of an existing option which was originally granted on 11-7-95 and which provided for vesting in 24 equal monthly installments commencing on 12-7-95. On the transaction date, the options were repriced and the vesting terms were amended to provide for the unvested options to vest in 22 equal monthly installments commencing on 3-7-97.



** Intentional misstatements or omissions of facts constitute
   Federal Criminal Violations.
   SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).


/s/ John Chickering                                  February 16, 1998
   ---------------------------                        ---------------
**SIGNATURE OF REPORTING PERSON                              DATE

NOTE:   FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY
SIGNED.

IF SPACE PROVIDED IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

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